UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 10)*

The St. Joe Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

790148100
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,625,602

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

26,483,091

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

26,483,091

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,625,602

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

26,483,091

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

26,483,091

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,136,502

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

23,136,502

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

23,136,502

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.1%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	790148100

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 2.	Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 4.	Purpose of Transaction.

No material changes from the Schedule 13D/A filed by the Reporting Persons on March 7, 2011.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme Capital Management, L.L.C ("Fairholme") may be deemed to be the beneficial owner of 26,483,091 Shares (28.7%) of the Issuer, The Fairholme Fund, a series of Fairholme Funds, Inc. (the "Fund") may be deemed to be the beneficial owner of 23,136,502 Shares (25.1%) of the Issuer and Bruce R. Berkowitz, Managing Member of Fairholme may be deemed to be the beneficial owner of 26,483,091 Shares (28.7%) of the Issuer, based upon the 92,282,372Shares outstanding as of July 27, 2011, according to the Issuer.

Fairholme has the sole power to vote or direct the vote of 0 Shares, the Fund has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Fairholme has the shared power to vote or direct the vote of 24,625,602 Shares, the Fund has the shared power to vote or direct the vote of 23,136,502 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of  24,625,602 Shares to which this filing relates.

Fairholme has the sole power to dispose or direct the disposition of 0 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Fairholme has the shared power to dispose or direct the disposition of 26,483,091 Shares, the Fund has the shared power to dispose or direct the disposition of 23,136,502 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 26,483,091 Shares to which this filing relates.

The transactions effected in the Shares during the 60 days prior to the date of this filing are set forth in Exhibit B and each transaction was an open-market transaction except where noted.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 14, 2011, the Issuer entered into a Stockholder Agreement with the Fund and Fairholme, on behalf of the Fairholme Accounts (as defined in the Stockholder Agreement) (collectively, the "Fairholme Parties"), permitting the Fairholme Parties to acquire beneficial ownership of up to 50% of the Issuer's outstanding common stock.

Pursuant to the terms of the Stockholder Agreement, the Fairholme Parties have agreed that, until September 14, 2016, it will vote any Shares that it beneficially owns or has proxy voting authority in excess of 33.33% (calculated in accordance with the Stockholder Agreement) of the Issuer's outstanding common stock in proportion to the manner in which all outstanding shares of common stock are voted.  However, the proportional voting requirement will not apply in connection with any public solicitation of proxies for the removal of the Issuer's directors or director nominees by a person or group other than the Fairholme Parties.  Furthermore, the proportional voting requirement will be suspended or terminated in certain circumstances, including, but not limited to, (i) upon any person or group, other than the Fairholme Parties, becoming the beneficial owner of 15% or more of the Issuer's outstanding common stock, (ii) upon the public announcement by the Issuer that it has entered into a definitive agreement for certain types of major transactions, including a merger or sale of all or substantially all the assets of the Issuer, (iii) upon the consummation of a sale by the Fairholme Parties to a non-affiliate holder of those shares of the Issuer's common stock acquired after the date hereof (the "Additional Shares") or (iv) with respect to Additional Shares beneficially owned by a Fairholme Account, upon the termination of Fairholme's advisory agreement with such account.

A copy of the Stockholder Agreement is attached hereto as Exhibit C.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to the date of this filing.

Exhibit C	The Stockholder Agreement between the Issuer and the Fairholme Parties dated as of September 14, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2011
(Date)

/s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.
By: /s/ Bruce R. Berkowitz

Fairholme Funds, Inc.

By: /s/ Bruce R. Berkowitz

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

         The undersigned agree that this Schedule 13D/A dated September 19, 2011 relating to the Common Stock of The St. Joe Company shall be filed on behalf of the undersigned.

/s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz

Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz

SK 22146 0001 1214736

Exhibit B

Transactions in Accounts Managed by Fairholme Capital Management, L.L.C.

Transaction	Date	Shares	Price
(1)	7/25/2011	25,400	(1)
SALE (2)	7/25/2011	8,272	$17.87
SALE (2)	7/27/2011	2,900	$17.98
SALE (2)	7/29/2011	5,600	$17.76
(1)	8/15/2011	600	(1)
SALE (2)	8/15/2011	2,300	$17.41
SALE (2)	8/16/2011	7,400	$17.85
(1)	8/18/2011	3,900	(1)
(1)	8/18/2011	7,800	(1)
(1)	8/18/2011	3,900	(1)
SALE (2)	8/22/2011	100	$16.18
SALE (2)	8/24/2011	12,400	$16.94
(1)	8/25/2011	700	(1)
SALE (2)	9/14/2011	400	$16.79

(1) These shares were held in an account managed by Fairholme Capital Management, L.L.C. pursuant to an investment management agreement that was terminated.  Accordingly, Fairholme Capital Management, L.L.C. and Bruce R. Berkowitz are no longer deemed to be beneficial owners of such securities.

(2)  The securities were held in an account managed by Fairholme Capital Management, L.L.C. and were sold pursuant to an investment management agreement that was terminated. Accordingly, Fairholme Capital Management, L.L.C. and Bruce R. Berkowitz are no longer deemed to be the beneficial owners of such securities.

Exhibit C

STOCKHOLDER AGREEMENT

This STOCKHOLDER AGREEMENT, dated as of September 14, 2010 (this "Agreement"), is by and between The St. Joe Company, a Florida corporation (together with any successor entity thereto, the "Company"), on the one hand, and the Fairholme Fund, a series of The Fairholme Funds ("Fund"), and Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme Management"), on behalf of the Fairholme Accounts (other than the Fund), on the other hand (the Fund and Fairholme Management, on behalf of the Fairholme Accounts (other than the Fund), collectively, the "Fairholme Parties").  The Company, Fund and Fairholme Management, on behalf of the Fairholme Accounts (other than the Fund), are sometimes referred to herein as a "Party" and collectively as the "Parties."

W I T N E S S E T H:

WHEREAS, Fairholme Management has stated that is has proxy voting authority, as of August 19, 2011, on behalf of one or more advised accounts, including the Fund (the "Fairholme Accounts"), with respect to 24,625,602 shares of the common stock of the Company, no par value per share (the "Common Stock") representing approximately 26.68% of the issued and outstanding Common Stock;

WHEREAS, the Fairholme Accounts may from time to time desire to acquire additional shares of Common Stock ("Additional Shares"), and the Majority Independent Board (as hereinafter defined) has concluded that, subject to the covenants and commitments of the parties herein and based on circumstances as they exist on the date hereof, the consummation of such transactions would be in the best interest of the Company and its shareholders;

WHEREAS, on or around April 6, 2009, the Board approved the acquisition by the Fairholme Accounts of Beneficial Ownership of more than twenty percent (20%) of the Common Stock and accordingly the provisions of Section 607.0902 of the Florida Statutes (the "Control Share Statute"), which provide that shares acquired in excess of 20% will not possess any voting rights, did not apply;

WHEREAS, the Control Share Statute would restrict the voting rights of the Fairholme Accounts with respect to any Additional Shares (including any Common Stock acquired within ninety (90) days prior thereto), to the extent that, following the acquisition of any Additional Shares, the Fairholme Accounts Beneficially Own (a) thirty-three and one-third percent (33.33%) or more, but less than fifty percent (50%), of the Common Stock (the "1/3 Threshold") or (b) fifty percent (50%) of the Common Stock (the "Majority Threshold" and together with the 1/3 Threshold, the "Control Share Thresholds") or more without the Board's (including the Majority Independent Board's) prior approval of the acquisition of such Additional Shares by the Fairholme Accounts in excess of the Control Share Thresholds;

WHEREAS, Section 607.0901 of the Florida Statutes (the "Affiliated Transaction Statute") may impose certain voting requirements on certain transactions in which the Fairholme Accounts acquired or may acquire Common Stock (including, Additional Shares), to the extent that such transactions constitute "affiliated transactions" under the Affiliated Transaction Statute without the Majority Independent Board's approval of such transactions, including approval by a majority of "disinterested directors" as defined under the Affiliated Transaction Statute; and

WHEREAS, in consideration of the Majority Independent Board's approval of the acquisition of the Additional Shares by the Fairholme Accounts, and the delivery by the Company of the Board Authorization (as hereinafter defined), the Fund and Fairholme Management, on behalf of the Fairholme Accounts (other than the Fund), each have agreed to be bound by the restrictions set forth in this Agreement, subject to the right of the Fund or any other Fairholme Account to terminate its advisory agreement with Fairholme Management pursuant to the terms of such advisory agreement (it being understood that if after such termination of an advisory agreement with Fairholme Management, an alternative advisory agreement or other arrangement is entered into for either of the Fairholme Parties to control the proxy voting authority of shares of the Company held by such Fairholme Account, then such shares so held will again be covered by this Agreement).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1     Definitions. The following terms, as used in this Agreement, have the following meanings:

"Act" means the Florida Business Corporation Act, as amended from time to time.

"Additional Shares" has the meaning set forth in the recitals.

"Agreement" has the meaning set forth in the preamble.

"Affiliate" has the meaning set forth in Rule 12b-2 under the Exchange Act

"Affiliated Transaction Statute" has the meaning set forth in the recitals.

"Beneficial Owner" or "Beneficially Own" and words of similar import have the meaning given such term in Rule 13d-3 under the Exchange Act.

"Board" means the Board of Directors of the Company.

"Board Authorization" has the meaning set forth in Section 3.1.

"Business Day" means any day that is not a Saturday, Sunday or a day on which banks located in the State of Florida are authorized or obligated by applicable law or executive order to close or are otherwise generally closed.

"Common Stock" has the meaning set forth in the recitals.

"Company" has the meaning set forth in the preamble.

"Control" (including the terms "Controlling", "Controlled", "Controlled by", and "under common control with") or words of similar import have the meaning given such term in Rule 12b-2 under the Exchange Act.

"Control Share Statute" has the meaning set forth in the recitals.

"Control Share Thresholds" has the meaning set forth in the recitals.

"Excess Shares" has the meaning set forth in Section 3.2(a).

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fairholme Accounts" has the meaning set forth in the recitals.

"Fairholme Funds" means Fairholme Funds, Inc., a Maryland corporation.

"Fairholme Management" has the meaning set forth in the preamble.

"Majority Independent Board" means the Board, as composed of a majority of directors who would not be deemed to be interested directors for purposes of Section 607.0832 of the Act of the Company.

"Non-Affiliate Holders" means all holders of the then-outstanding shares of Common Stock, other than any of the Fairholme Accounts and any other holder of Common Stock that is an Affiliate of Fairholme Management, as determined in good faith by Fairholme Management.

"Party" and "Parties" have the meanings set forth in the preamble.

"Person" means an individual or a corporation, partnership, limited liability company, association, trust, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"Private Sale" means any intended privately-negotiated sale, transfer, pledge or other disposition by any of the Fairholme Accounts, directly or indirectly, in one transaction or a series of related transactions, of shares of Common Stock that does not occur in an undisclosed principal transaction effected by one or more broker-dealers on or through a nationally recognized securities exchange or automated inter-dealer quotation system of a registered national securities association.

"Proportional Voting Requirement" has the meaning set forth in Section 3.2(a).

"Public Sale" means any disposition by any of the Fairholme Accounts, directly or indirectly, in one transaction or a series of related transactions, of shares of Common Stock that is effected by one or more broker-dealers on or through a nationally recognized securities exchange or automated inter-dealer quotation system of a registered national securities association.

"SEC" means the Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Voting Standstill Period" means the period beginning on the date of this Agreement and ending on the fifth anniversary hereof.

ARTICLE II
REPRESENTATIONS OF THE PARTIES

Section 2.1     Representations of the Company.  (a)  The Company hereby represents to the Fairholme Parties that: (a) this Agreement has been duly authorized, executed and delivered by the Company and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) the execution of this Agreement, the consummation of each of the actions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not (i) conflict with, result in a breach or violation of, constitute a default (or an event that with notice or lapse of time or both could become a default) under or pursuant to, result in the loss of a material benefit or give any right of termination, amendment, acceleration or cancellation under, or result in the imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to any law, any order of any court or other agency of government, the Company's Articles of Incorporation and Bylaws (in each case, as amended to date) or the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company is a party or bound or to which its property or assets is subject, or (ii) trigger any "change of control" provisions in any agreement to which the Company is a party; (c) no consent, approval, authorization, license or clearance of, or filing or registration with, or notification to, any court, legislative, executive or regulatory authority or agency is required in order to permit the Company to perform its obligations under this Agreement, except for such consents, approvals, authorizations, licenses, clearances, filings, registrations or notifications as have already been obtained or made; and (d) the Company understands and acknowledges that Fairholme Management provides services to the Fund, subject to the oversight of the board of directors of the Fairholme Funds and that Fairholme Management's advisory agreement with each of the Fairholme Accounts, including, without limitation, the Fund, is subject to termination upon delivery of notice.

Section 2.2     Representations of the Fairholme Parties.  Each of the Fund and Fairholme Management, on behalf of the Fairholme Accounts (other than the Fund), represents and warrants to the Company (severally and not jointly) that: (a) this Agreement has been duly authorized, executed and delivered by such Party and is a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) the execution of this Agreement, the consummation of each of the actions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, result in a breach or violation of, or constitute a default (or an event that with notice or lapse of time or both could become a default) under or pursuant to any law, any order of any court or other agency of government, such Party's organizational documents or the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which such Party is a party or bound or to which its property or assets is subject; and (c) no consent, approval, authorization, license or clearance of, or filing or registration with, or notification to, any court, legislative, executive or regulatory authority or agency is required in order to permit such Party to perform its obligations under this Agreement, except for such consents, approvals, authorizations, licenses, clearances, filings, registrations or notifications as have already been obtained or made.

ARTICLE III
BOARD APPROVAL AND VOTING OBLIGATION

Section 3.1     Board Approval.  As a material inducement to the Fairholme Parties to enter into this Agreement, the Majority Independent Board has approved the resolutions in the form of Exhibit A hereto, as certified by a duly authorized officer of the Company, which approved the acquisition by the Fairholme Accounts of Beneficial Ownership of the Additional Shares in excess of the 1/3 Threshold, but not in excess of the Majority Threshold (the "Board Authorization"); provided, that the Board Authorization shall only be effective upon the execution and delivery by the Fairholme Parties of this Agreement.

Section 3.2     Voting by Fairholme Management.

(a)           Subject to Section 3.2(b) and Section 3.2(c), during the Voting Standstill Period if, as of the record date for determining the stockholders of the Company entitled to vote at any annual or special meeting of stockholders of the Company (however noticed or called) or for determining the stockholders of the Company entitled to consent to any corporate action by written consent, the Fairholme Accounts, individually or in the aggregate, have the power to vote a number of shares of Common Stock in excess of the greater of (i) 30,775,106 shares of Common Stock representing on the date hereof thirty-three and one-third percent (33.33%) of the outstanding Common Stock and (ii) thirty-three and one-third percent (33.33%) or more of the then-outstanding shares of Common Stock (in each case, the "Excess Shares"), then at each such meeting or in each such action by written consent, the Fund and Fairholme Management (on behalf of the Fairholme Accounts other than the Fund) shall vote or furnish a written consent in respect of the Excess Shares, or cause the Excess Shares to be voted or consented, in each case, in such manner that is in direct proportion to the manner in which all of the Company's shareholders (including the Fairholme Accounts, but excluding the Excess Shares) vote or consent (including, for this purpose, any abstentions and "withhold" votes) in respect of each matter, resolution, action or proposal that is submitted to the stockholders of the Company (such manner of voting the Excess Shares being referred to as the "Proportional Voting Requirement").  Notwithstanding the foregoing, all shares of Common Stock held by any Fairholme Account (other than the Excess Shares) may otherwise be voted for or against any matter in its sole and absolute discretion or, to the extent that voting authority is exercised for such Fairholme Account by Fairholme Management, then by Fairholme Management in its sole and absolute discretion.  The Company acknowledges the Board's approval of the acquisition by the Fairholme Accounts of Beneficial Ownership of Additional Shares up to the 1/3 Threshold, which together with all shares of Common Stock up to the 1/3 Threshold Beneficially Owned by the Fairholme Accounts shall not be subject to the Proportional Voting Requirement, which approval has not been rescinded and is hereby ratified and confirmed.

(b)           With respect to any meeting of stockholders of the Company (however noticed or called) or any action by written consent of the stockholders of the Company, the number of Excess Shares will be determined by the Company promptly following the record date established for determining the stockholders of the Company entitled to vote at such meeting or entitled to consent to any corporate action by written consent, respectively. From time to time before the scheduled date for any such meeting, and from time to time during the pendency of any such action by written consent, the Company shall inform Fairholme Management of the voting tabulations (including, for this purpose, all votes "for" or "against" and all "abstentions" and "withhold" votes by the Non-Affiliate Holders) for such meeting or action by written consent (it being understood and agreed by the Parties that the Company shall request the proxy solicitation firm engaged by it, if any, in connection with such meeting or action by written consent to provide such tabulations directly to Fairholme Management from time to time) for the purpose of exercising the voting rights (or comparable rights) attendant to the Excess Shares in accordance with the requirements of this Agreement; provided, however, that the failure of the Company to obtain, or Fairholme Management to receive, voting tabulations on a daily basis pursuant to Section 3.2(a) and this Section 3.2(b) shall not relieve the Fairholme Accounts of their obligation to vote or consent, or to cause Fairholme Management to vote or consent, the Excess Shares as provided in Section 3.2(a) and this Section 3.2(b).

(c)           Notwithstanding anything to the contrary in Section 3.2(a) or Section 3.2(b), the Proportional Voting Requirement shall not apply to the Fairholme Accounts, and the Fairholme Accounts shall be permitted to vote or consent all shares of Common Stock that the Fairholme Accounts beneficially own, in connection with any public "solicitation" (as such term is used in the proxy rules of the SEC) of proxies or consents in opposition to, or in favor of the removal of, any of the Company's directors or nominees for director by any Person or "group" (as such term is used in Section 13(d) and Section 14(d) of the Exchange Act) to the extent that such solicitation is commenced and conducted by a Person or "group" other than Fairholme Management and/or the Fairholme Accounts.

Section 3.3     Termination of Voting Standstill Period.  Notwithstanding anything to the contrary in this Agreement, the Voting Standstill Period shall immediately be suspended in accordance with the last sentence of this 0 or terminated, as the case may be, and during such suspension period, or from and after such termination, respectively, there shall be no restriction on any of the Fairholme Accounts' or, to the extent voting authority is exercised for any Fairholme Account by Fairholme Management, on Fairholme Management's ability to vote or furnish a written consent in respect of any shares of Common Stock that it Beneficially Owns, following (a) any Person or "group" (as such term is used in Section 13(d) and Section 14(d) of the Exchange Act) other than Fairholme Management or the Fairholme Accounts becoming the Beneficial Owner, directly or indirectly, of fifteen percent (15%) or more of the outstanding shares of Common Stock at any time after the date hereof with or without the prior approval of the Majority Independent Board (for the avoidance of doubt the Person or "group" referred to in this subclause (a) shall not include any Person or "group" that is the Beneficial Owner, directly or indirectly, of fifteen percent (15%) or more of the outstanding shares of Common Stock as of the date of this Agreement); (b) the public announcement by the Company that it has entered into a definitive agreement, providing for, in one transaction or a series of related transactions, (i) a merger, consolidation, recapitalization, acquisition, share issuance, restructuring or other business combination involving the Company or any of its "significant subsidiaries" (a subsidiary shall be deemed "significant" for purposes of this Section 3.3 if shareholder approval is required for approval of such a transaction with any of the Company's subsidiaries), (ii) a recapitalization, restructuring, reorganization, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its "significant subsidiaries," or (iii) the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the assets or properties (including the capital stock of subsidiaries) of the Company, other than, in each case described in clauses (i) through (iii) above, in connection with an internal restructuring transaction involving only the Company, one or more of its subsidiaries and/or any holding company formed for the purpose of such transaction wholly owned by Persons who were stockholders of the Company immediately prior to such transaction; (c) the prior approval of the Majority Independent Board; (d) with respect to any Additional Shares transferred to a Person that is, or upon the consummation of such transaction would be, a Non-Affiliate Holder in a Private Sale or a Public Sale, the consummation of such Private Sale or Public Sale; (e) with respect to any Additional Shares Beneficially Owned by a Fairholme Account, the termination of Fairholme Management's advisory agreement with such Fairholme Account; or (f) the Company's material breach of any provision of this Agreement, which breach shall continue uncured for more than ten (10) Business Days after receiving notice of such breach from Fairholme Management (but any such breach hereof by the Company shall not relieve the Company of the restrictions and agreements made by it herein).  In the event that any of the events or transactions identified in clauses (a) or (b) are subsequently withdrawn, terminated or cease to exist, the Voting Standstill Period shall be reinstated and the terms of this Agreement, including the Proportional Voting Requirement, will again be applicable to the Fairholme Accounts.  If following termination of an advisory agreement with a Fairholme Account as provided in clause (e) above, an alternative advisory agreement or other arrangement is entered into for either of the Fairholme Parties to control the proxy voting authority of Additional Shares Beneficially Owned by such Fairholme Account, then the Voting Standstill Period shall be reinstated and the terms of this Agreement, including the Proportional Voting Requirement, will again be applicable to the Additional Shares held by such Fairholme Accounts.

ARTICLE IV
SHARE TRANSFER

Section 4.1     Restriction on Transfer.  Fairholme Management shall provide to the Company advance notice at least three (3) Business Days prior to effecting or consummating a Private Sale on behalf of the Fairholme Accounts to (a) any Person pursuant to which such Person and/or any of such Person's Affiliates would to Fairholme Management's knowledge become the Beneficial Owner of twenty (20%) or more of the outstanding Common Stock (as adjusted for any stock dividend, stock split, recapitalization or similar event in respect of the Common Stock), or (b) any Person who has publicly announced (including, without limitation, by means of any disclosed reservation of the right to take in the future any action of the types enumerated in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act) an intention to (i) influence or seek control of the Company or the Board, or (ii) conduct a "solicitation" (as such term is used in the proxy rules of the SEC) to (x) remove and/or elect directors of the Company (including, for this purpose, any nomination sought to be effected in accordance with Rule 14a-11 under the Exchange Act), (y) amend or modify the Company's articles of incorporation or bylaws (as the same may be amended), or (z) submit for inclusion in any Company proxy materials any stockholder proposal relating to director nominations or any other business relating to control or influencing control of the Company or the Board pursuant to Rule 14a-8 under the Exchange Act.  Such notice shall, to the extent available, include the identity of the proposed transferee, the proposed price per share, a summary of the material terms of the intended sale, transfer, pledge or disposition, and a summary of any other transactions, contracts, agreements, arrangements or understandings between Fairholme Management or any of the Fairholme Accounts and the proposed transferee with respect to the Company or the Common Stock (whether held by the Fairholme Accounts or the proposed transferee).

ARTICLE V
MISCELLANEOUS

Section 5.1      Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including fax or similar writing) and shall be given to:

If to the Company:

The St. Joe Company 133 South WaterSound Parkway WaterSound, Florida 32413 Attn:General Counsel Phone: (850) 588-2205 Fax: (850) 588-2309
If to Fairholme Management:
Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, Florida 33137 Attn: General Counsel Phone: (305) 358-3000 Fax: (305) 358-8002

or such other address or fax number as such Party may hereafter specify for the purpose of giving such notice to the Party. Each such notice, request or other communication shall be deemed to have been received (a) if given by fax, when such fax is transmitted to the fax number specified pursuant to this Section 5.1 and appropriate confirmation of receipt is received, or (b) if given by any other means, when delivered in person or by overnight courier or two (2) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested).

Section 5.2      No Waivers; Amendments

     (a)           No failure or delay on the part of any Party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

     (b)           Neither this Agreement nor any term or provision hereof may be amended or waived in any manner other than by instrument in writing signed, in the case of an amendment, by each of the Parties, or in the case of a waiver, by the Party against whom the enforcement of such waiver is sought.

Section 5.3     Disposition of the Common Stock.   Nothing in this Agreement shall prevent any of the Fairholme Accounts or Fairholme Management, on behalf of the Fairholme Accounts, from selling, transferring, pledging or otherwise disposing of any shares of Common Stock that it owns and the terms and restrictions of this Agreement shall not apply or be in any way applicable to any purchaser of any of the shares of Common Stock owned (now or in the future) by any of the Fairholme Accounts if such purchaser is a Non-Affiliate Holder.

Section 5.4     Further Assurances. From time to time, as and when requested by any Party, the other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other lawful actions as such requesting Party may reasonably deem necessary or desirable to evidence and effectuate the terms and provisions of this Agreement.

Section 5.5      Successors and Assigns. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Neither of the Parties may assign any of its rights or obligations hereunder, in whole or in part, by operation of law or otherwise, without the prior written consent of the other Party; provided, however, that Fairholme Management may assign this Agreement to any of its Affiliates without the Company's prior consent as long as such Affiliate has agreed to be bound by the terms and conditions of this Agreement in a manner reasonably acceptable to the Company.

Section 5.6     Severability.

The invalidity or unenforceability of any provision of this Agreement in any jurisdiction will not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the Parties hereunder will be enforceable to the fullest extent permitted by applicable law.

Section 5.7     Specific Performance. The Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the terms and provisions contemplated hereby, will cause irreparable injury to the other Party, for which damages, even if available, will not be an adequate remedy. Accordingly, each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Party's obligations, to prevent breaches of this Agreement by such Party and to the granting by any court of the remedy of specific performance of such Party's obligations hereunder, without bond or other security being required, in addition to any other remedy to which any Party is entitled at law or in equity. Each Party irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any Party.

Section 5.8     Governing Law.  THIS AGREEMENT WILL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF FLORIDA (WITHOUT REFERENCE TO CONFLICTS OF LAWS PROVISIONS), AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER WILL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

Section 5.9     Consent to Jurisdiction; Venue; Waiver of Jury Trial.

(a)           Consent to Jurisdiction; Venue.  Each of the Parties, on their own behalf and on behalf of their respective successors and permitted assigns, (i) hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the state courts of the State of Florida in the County of Miami-Dade, City of Miami and to the jurisdiction of the United States District Court for the Southern District of Florida, for the purpose of any action relating to or arising out of this Agreement or any agreement referred to herein brought by any of the Parties or their respective successors or permitted assigns, and (ii) to the extent permitted by applicable law, hereby waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any action, any claim that it is not personally subject to the jurisdiction of the above-named courts, that its property is exempt or immune from execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper, or that this Agreement or any agreement referred to herein may not be enforced in or by such court.  Each of the Parties hereby agrees that service of process in any action, suit or proceeding with respect to any matter as to which it submits to jurisdiction herein may be served by mailing a copy thereof by registered or certified mail, postage prepaid, return receipt requested, addressed to a Party at its address provided for notices hereunder, such service to become effective seven (7) Business Days after such mailing.

(b)           Waiver of Jury Trial.  EACH OF THE PARTIES HEREBY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE ARISING OUT OF, CONNECTED WITH, RELATED TO, OR IN CONNECTION WITH THIS AGREEMENT.  INSTEAD, ANY DISPUTE RESOLVED IN COURT WILL BE RESOLVED IN A BENCH TRIAL WITHOUT A JURY.

Section 5.10     Counterparts. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.  This Agreement and any signed contract entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic transmission in portable document ("pdf"), shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

Section 5.11     Entire Agreement. This Agreement constitutes the entire agreement and understanding among the Parties and supersedes any and all prior agreements and understandings, written or oral, relating to the subject matter hereof.

Section 5.12     Interpretation.  For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; (c) nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable; and (d) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

[The remainder of this page has been intentionally left blank.]

[Signatures omitted from electronic filing.]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed as of the date first written above.

THE ST. JOE COMPANY

By:_________________________________________________
     Name:
     Title:

FAIRHOLME CAPITAL MANAGEMENT, L.L.C.

By:_________________________________________________
     Name:
     Title:

 FAIRHOLME FUNDS, INC., on behalf of its series The Fairholme Fund

                       By:_________________________________________________
                         Name:
                         Title:

[Signature Page to Stockholder Agreement]

Exhibit A

Board Authorization

[Signature Page to Stockholder Agreement]